EXHIBIT 99.1

CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2025 AND 2024

(Expressed in thousands of Canadian Dollars)

(Unaudited)

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		June 30	December 31
	Notes	2025	2024

ASSETS

Non-current assets
Restricted Cash	5(b)	$949	$984
Mineral property, plant and equipment	3	95,352	118,126
Total non-current assets		96,301	119,110

Current assets
Amounts receivable and prepaid expenses	4	1,082	1,908
Cash and cash equivalents	5(a)	25,162	16,142
Total current assets		26,244	18,050

Total Assets		$122,545	$137,160

EQUITY

Capital and reserves
Share capital	6	$705,080	$702,755
Reserves	6	120,048	127,312
Deficit		(785,178)	(732,870)
Total equity		39,950	97,197

LIABILITIES

Non-current liabilities
Trade and other payables	9	441	548
Total non-current liabilities		441	548

Current liabilities
Convertible notes liability	7	2,813	2,750
Derivative on convertible notes	7	76,908	35,305
Payables to related parties	8	648	267
Trade and other payables	9	1,785	1,093
Total current liabilities		82,154	39,415

Total liabilities		82,595	39,963

Total Equity and Liabilities		$122,545	$137,160

Nature and continuance of operations (note 1)
Commitments and contingencies (note 14)
Events after the reporting period (note 15)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended June 30		Six months ended June 30
	Notes	2025	2024	2025	2024

Expenses
Exploration and evaluation expenses	10,11	$1,261	$909	$3,294	$2,672
General and administrative expenses	10,11	2,469	2,337	5,069	4,948
Legal, accounting and audit professional fees	10	497	716	1,501	1,650
Share-based compensation expense	6(d),(e)	303	7	438	12
Loss from operating activities		4,530	3,969	10,302	9,282
Foreign exchange loss (gain)		147	(97)	172	(393)
Interest income		(107)	(194)	(235)	(435)
Finance expense		237	203	466	387
Loss (gain) on change in fair value of convertible notes derivative	7	7,127	(223)	41,603	145
Net loss		$11,934	$3,658	$52,308	$8,986

Other comprehensive loss (income)
Items that may be subsequently reclassified to net loss
Foreign exchange translation difference	6(f)	6,287	(1,313)	6,558	(4,022)
Other comprehensive loss (income)		$6,287	$(1,313)	$6,558	$(4,022)

Total comprehensive loss		$18,221	$2,345	$58,866	$4,964

Basic and diluted loss per share	12	$0.02	$0.01	$0.10	$0.02

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)

		Six months ended June 30
	Notes	2025	2024

Operating activities
Net loss		$(52,308)	$(8,986)
Non-cash or non operating items
Depreciation	3	86	80
Interest income		(235)	(435)
Loss on change in fair value of convertible notes derivative	7	41,603	145
Share-based compensation		438	12
Unrealized exchange gain		135	(269)
Changes in working capital items
Amounts receivable and prepaid expenses		881	1,795
Amounts receivable from related party		-	17
Trade and other payables		861	647
Payables to related parties		(33)	(102)
Net cash used in operating activities		(8,572)	(7,096)

Investing activities
Proceeds from royalty transaction on mineral property interest	3	16,459	–
Interest received on cash and cash equivalents		177	359
Net cash from investing activities		16,636	359

Financing activities
Proceeds from the exercise of share purchase options	6(c)	767	–
Proceeds from the exercise of share purchase warrants	6(b)	827	–
Payments of principal portion of lease liabilities	9	(83)	(77)
Net cash from (used in) financing activities		1,511	(77)

Net increase (decrease) in cash and cash equivalents		9,575	(6,814)
Effect of exchange rate fluctuations on cash and cash equivalents		(555)	338
Cash and cash equivalents - beginning balance		16,142	18,200

Cash and cash equivalents - ending balance	5(a)	$25,162	$11,724

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd. Condensed Consolidated Interim Statements of Changes in Equity (Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity -	Foreign		Share
				settled	currency		purchase
		Number of		share-based	translation	Investment	options and
		shares		compensation	reserve	revaluation	warrants
		(note 6(a))	Amount	reserve	(note 6(f))	reserve	(note 6(b))	Deficit	Total equity

Balance at January 1, 2024		538,478,010	$702,950	$80,993	$35,233	$(17)	$1,083	$(696,958)	$123,284
Shares returned to treasury and cancelled		(753,729)	(237)	–	–	–	–	237	–
Share-based compensation	6(d)	–	–	12	–	–	–	–	12
Net loss		–	–	–	–	–	–	(8,986)	(8,986)
Other comprehensive income net of tax		–	–	–	4,022	–	–	–	4,022
Total comprehensive loss									(4,964)

Balance at June 30, 2024		537,724,281	$702,713	$81,005	$39,255	$(17)	$1,083	$(705,707)	$118,332

Balance at January 1, 2025		537,791,881	$702,755	$81,011	$45,245	$(17)	$1,073	$(732,870)	$97,197
Shares issued on exercise of options per option plan	6(c)	1,672,700	1,324	(557)	–	–	–	–	767
Shares issued on exercise of warrants	6(b)	1,837,500	1,001	–	–	–	(174)	–	827
Share-based compensation	6(d)	–	–	25	–	–	–	–	25
Net loss		–	–	–	–	–	–	(52,308)	(52,308)
Other comprehensive loss net of tax		–	–	–	(6,558)	–	–	–	(6,558)
Total comprehensive loss									(58,866)

Balance at June 30, 2025		541,302,081	$705,080	$80,479	$38,687	$(17)	$899	$(785,178)	$39,950

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties.  The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the NYSE American Exchange ("NYSE American") under the symbol "NAK".  The Company’s corporate office is located at 1040 West Georgia Street, 14th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three and six months ended June 30, 2025, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities").  The Company is the ultimate parent.  The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum-Silver-Rhenium Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US").  All US dollar amounts when presented are denoted "US$" and expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and evaluating the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable.  The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the six months ended June 30, 2025, the Group received proceeds of $1,594 from the exercise of share purchase options and warrants and received the third tranche investment of US$12,000 ($16,459) under the royalty agreement as amended (note 3).

As of June 30, 2025, the Group had $25,162 (December 31, 2024 – $16,142) in cash and cash equivalents for its operating requirements.  However, the Group has a working capital deficit (current assets minus current liabilities) of $55,910 (December 31, 2024 – working capital deficit of $21,365).  Working capital has been negatively impacted by the recognition in current liabilities of the convertible notes liability and derivative on convertible notes (note 7).  These Financial Statements have been prepared based on a going concern, which assumes that the Group will be able to raise sufficient funds to continue its exploration and development activities and satisfy its obligations as they come due.  During the six months ended June 30, 2025, the Group incurred a net loss of $52,308 (2024 – $8,986) and had a deficit of $785,178 as of June 30, 2025 (December 31, 2024 – $732,870).  The Group has prioritized the allocation of its financial resources to meet key corporate and Pebble Project expenditure requirements for at least the next twelve months, including funding the Group’s challenge of the US Environmental Protection Agency ("EPA")’s final determination and the US Army Corps of Engineers ("USACE") 2024 record of decision (discussed further below).  Additional financing will be required to progress any material expenditure relating to the permitting of the Pebble Project.  Additional financing may include any of or a combination of debt, equity (subject to terms of the convertible notes (note 7)), royalties and/or contributions from possible new Pebble Project participants.  Under the royalty agreement as amended, the Group may, at the option of the royalty holder, receive the final two tranches of US$12,000 each until September 30, 2025.  However, should the royalty holder complete the fourth US$12,000 tranche investment on or before September 30, 2025, the royalty holder will have the right to complete the final US$12,000 tranche investment at any time up to and including December 31, 2025 at its option.  There can be no assurances that the Group will be successful in receiving this additional investment or obtaining additional financing or funding when required.  If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations.  As a result, there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

These Financial Statements do not reflect adjustments to the carrying values and classification of assets and liabilities that might be necessary should the Group be unable to continue as a going concern, and such adjustments could be material.

The Group, through the Pebble Limited Partnership ("Pebble Partnership”), initiated federal and state permitting for the Pebble Project under the National Environmental Protection Act ("NEPA") by filing documentation for a Clean Water Act ("CWA") 404 permit with the USACE in December 2017.  The USACE published a draft Environmental Impact Statement ("EIS") in February 2019 and completed a 120-day public comment period thereon on July 2, 2019.  In late July 2019, the EPA withdrew the determination initiated under Section 404(c) of the CWA in 2014 for the waters of Bristol Bay ("Proposed Determination"), which attempted to pre-emptively veto the Pebble Project before it received an objective, scientific regulatory review under NEPA.  On July 24, 2020, the USACE published the final EIS.  On November 25, 2020, the USACE issued a record of decision ("2020 ROD") rejecting the Pebble Partnership’s permit application, finding concerns with the proposed compensatory mitigation plan and determining the project would be contrary to the public interest.  The 2020 ROD rejected the compensatory mitigation plan as ‘non-compliant’ and determined the project would cause ‘significant degradation’ and was contrary to the public interest.  Based on this finding, the USACE rejected the Pebble Partnership’s permit application under the CWA.  On January 19, 2021, the Pebble Partnership submitted its request for appeal of the 2020 ROD with the USACE Pacific Ocean Division ("USACE POD") (the "RFA").  On February 24, 2021, the USACE POD notified the Pebble Partnership that the RFA was complete and met the criteria for appeal and assigned a review officer ("RO") to oversee the administrative appeal process at that time but subsequently assigned a new RO.  The USACE POD also indicated that due to the complexity of issues and volume of materials associated with the Pebble Project case, the review would take additional time than what federal regulations suggest, which was that the appeal should conclude within 90 days, and no case extend beyond one year.  In June 2021, the USACE POD completed the ‘administrative record’ for the appeal and provided a copy to the Pebble Partnership, following which the Pebble Partnership and its legal counsel reviewed the voluminous record for completeness and relevance to the USACE’s permitting decision, and its sufficiency to support a fair, transparent, and efficient review.  An appeal conference was held in July 2022.  On April 25, 2023, the USACE POD issued its decision to remand the permit application denial to the USACE Alaska District (the "District") so the District can re-evaluate specific issues.  As a result of the remand decision and in light of the EPA’s Final Determination (discussed below), the District was instructed to review the appeal decision and had 45 days to notify the parties how it plans to proceed.  Six extensions were requested and granted.  The District’s last extension was until the US Supreme Court acted on the State of Alaska’s bill of complaint challenging the EPA’s exercise of its CWA, Section 404(c) authority.  On January 8, 2024, the US Supreme Court announced they would not hear the State’s complaint directly and it would have to go through the normal US federal court process.  In April 2024, the District determined not to engage in the remand process.  The District also issued a record of decision dated April 15, 2024 to deny the permit on the basis that the Pebble Project and portions of the required transportation and pipeline corridor fall within the "defined areas for prohibition" and the "defined area for restriction" in the EPA’s Final Determination.  The further denial was stated by the District to be without prejudice and not subject to administrative appeal on the basis that the EPA’s Final Determination is a controlling factor that cannot be changed by a District decision maker.  The District’s further determination is not based on the merits of the many technical issues raised in the Group’s appeal and is viewed by the Group as prejudicial to the Group and the Pebble Partnership as the EPA’s Final Determination is based on, in part, the rationale utilized by the District in its 2020 ROD which was not sustained by the administrative appeal decision.

On October 29, 2021, the court granted the EPA’s motion for remand and vacated the EPA’s 2019 withdrawal of the Proposed Determination decision, thus reinstating the Proposed Determination.  The court declined to impose a schedule on the EPA’s proceedings on remand.  On May 25, 2022, the EPA announced that it intended to advance its pre-emptive veto of the Pebble Project and issued a revised Proposed Determination.  Public comments on the revised Proposed Determination closed on September 6, 2022.  The Pebble Partnership submitted extensive comments on the Revised Proposed Determination, objecting to the EPA’s pre-emptive veto of the Pebble Project and stating its concerns about legal and factual flaws therein.  On January 30, 2023, the EPA issued a Final Determination under Section 404(c) of the CWA, imposing limitations on the use of certain waters in the Bristol Bay watershed as disposal sites for certain discharges of dredged or fill material associated with development of a mine at the Pebble deposit.  This Final Determination is the concluding step in the administrative process set forth in 40 C.F.R. Part 231, which governs the EPA’s authority under Section 404(c) to veto permit decisions.  The Administrative Procedure Act ("APA"), 5 USC §551 et seq., which governs judicial review of agency decisions, provides that individuals aggrieved by agency action may seek judicial review of any "final agency action."  The EPA’s administrative determination can be challenged by filing a lawsuit in US federal district court seeking reversal of that decision.  On March 15, 2024, the Group announced that two separate actions had been filed in the US federal courts challenging the federal government’s actions to prevent it and the Pebble Partnership from building a mine at the Pebble Project.  One action, filed in Federal District Court in Alaska, seeks to vacate the EPA’s Final Determination to veto a development at Pebble.  The second action, filed in the US Court of Federal Claims in Washington, DC, claims the actions by the EPA constitute an unconstitutional "taking" of the Group’s and the Pebble Partnership’s property.  On September 17, 2024 this "takings" action was stayed pending the outcome of the separate action to vacate the EPA’s Final Determination.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

On June 7, 2024, the Group and the Pebble Partnership filed a motion to add the District as a defendant to the action filed against the EPA, and to amend the complaint to claim that the USACE’s permit decision was arbitrary and capricious.  The  amended complaint claims that the District’s initial permit denial, which informed the EPA’s Final Determination, was flawed in ways that the District itself subsequently acknowledged, including (i) that the project might damage the Bristol Bay fishery when the District's scientific review set forth in the final EIS had found just the opposite, and (ii) that there was risk of a catastrophic failure of the tailings facility when the final EIS concluded the opposite, determining the probability was very remote.  The Group and the Pebble Partnership claim that the District’s refusal to proceed with the remand process is contradictory and prejudicial to the Group and the Pebble Partnership as the EPA’s Final Determination is based on the District’s conclusions which are, in part, required to be the reviewed under the remand process.  In August 2024, the US Federal District Court in Alaska granted the motion to modify the existing complaint against the EPA by adding the District as an additional defendant.

On February 17, 2025, the Group announced that it had consented to a motion from the EPA and USACE to hold the litigation in abeyance for 90 days for the new agency leadership to decide how to proceed.  In May 2025, the abeyance was extended for an additional 30 days and in June 2025, it was extended further by 20 days to July 3, 2025.  On July 4, 2025, the Group announced that the Group and the EPA were in discussions to explore a potential settlement and requested the Court to extend the abeyance for an additional 14 days.  On July 17, 2025, the Group announced that it had filed a motion in Federal District Court in Alaska seeking a summary judgment briefing schedule as no settlement was reached with the EPA.  The Court has now set such a schedule, which will (unless one or another party receives an extension in the future) lead to the completion of briefing on summary judgment by the end of February 2026.  The Group plans to continue to work with the relevant government agencies to resolve the disputed issues.

The State of Alaska filed a "takings" action in the US Court of Federal Claims in Washington, DC, in March 2024.  The State of Alaska filed an action in Federal District Court in Alaska seeking to vacate the EPA veto of a development at Pebble in April 2024.  The former action has also been stayed, pending the outcome of the latter.

In June 2024, Iliamna Natives Limited ("INL") and Alaska Peninsula Corporation ("APC") filed suit against the EPA for exceeding its authority with the veto action against the Pebble Project.  Both INL and APC are Alaska Native Village corporations representing two of the communities closest to the Pebble Project.

The State’s action against the EPA’s veto and the INL/APC action have been consolidated by the court with the Group’s action, and those others were in abeyance alongside the Group’s action.

2.	MATERIAL ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s).  They do not include all of the information required by IFRS Accounting Standards as issued by the IASB for annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2024 (the "2024 annual financial statements").  These Financial Statements were authorized for issue by the Audit and Risk Committee on August 11, 2025.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(b)	Significant Accounting Estimates and Judgements

In preparing these Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

There was no change in the use of significant estimates and judgements during the current period as compared to those described in Note 2 in the 2024 annual financial statements, and two of which are discussed below:

Critical accounting judgements

These include:

1.

The Group used judgement in concluding that no impairment indicators exist in relation to the Pebble Project, notwithstanding the receipt of the ROD denial of the permit by the USACE for the Pebble Project and the Final Determination issued by the EPA that prohibits the disposal of dredged or fill material for the Pebble Project, both of which may be considered to be indicators under IFRS 6, Exploration for and Evaluation of Mineral Resources, for testing for impairment.  Key to the Group’s judgement conclusion include the following:

•

The Group submitted an administrative appeal with the USACE POD on the permit denial and the USACE POD has remanded the permit decision to the USACE Alaska District to re-evaluate specific issues.  Although the District has declined to engage in the remand process, citing the EPA intervening veto of development at Pebble, this decision is without prejudice and not based on the merits of the many technical issues raised in the Group’s appeal.  The Group also filed a motion to amend its complaint against the EPA to include the District as an additional defendant, which was granted ;

•	The Group has legal avenues to challenge the EPA’s Final Determination and has filed actions thereto (see note 1); and

•	The Group’s market capitalization on June 30, 2025, and on the date the Financial Statements were authorized for issuance, exceeded the carrying value of the Pebble Project and the Group’s net asset value.

2.

The Group used judgement that going concern is an appropriate basis for the preparation of the Financial Statements, as the Group considered existing financial resources in determining that such financial resources can meet key corporate and Pebble Project expenditure requirements for at least the next twelve months (note 1).

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Six months ended June 30, 2025	Mineral Property Interest [1]	Plant and Equipment [3]	Total
Cost
Beginning balance	$80,491	$2,606	$83,097
Disposal of mineral property interest [2]	(16,459)	–	(16,459)
Ending balance	64,032	2,606	66,638

Accumulated depreciation
Beginning balance	–	(2,258)	(2,258)
Depreciation charge for the period [4]	–	(86)	(86)
Ending balance	–	(2,344)	(2,344)

Foreign currency translation difference
Beginning balance	37,025	262	37,287
Movement for the period	(6,199)	(30)	(6,229)
Ending balance	30,826	232	31,058

Net carrying value – December 31, 2024	$117,516	$610	$118,126
Net carrying value – June 30, 2025	$94,858	$494	$95,352

Notes to table:

1.	Mineral Property Interest

Comprises the Pebble Project, a contiguous block of 1,840 mineral claims covering approximately 274 square miles located in southwest Alaska, 17 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Disposal of Mineral Property Interest – Royalty Agreement

On June 2, 2025, the Group received the third investment tranche of US$12,000 under the Group’s royalty agreement as amended, which entitles the royalty holder to a further 2% of the payable gold production and 6% of the payable silver production from the Pebble Project.

With this third investment, the royalty holder has the right to receive an aggregate 6% of the payable gold production and 18% of the payable silver production from the Pebble Project.

With the early receipt of the third tranche investment, the Group and the royalty holder agreed to extend the deadline for completion of the remaining two investment tranches to September 30, 2025.  Additionally, if the fourth US$12,000 tranche investment is completed on or before September 30, 2025, the royalty holder will have the right to complete the final US$12,000 tranche investment at any time up to and including December 31, 2025.

Upon completion of the aggregate total purchase price of US$60,000, the royalty holder will receive 10% of the payable gold production and 30% of the silver production from the Pebble Project.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The Group has recorded the payment by the royalty holder as a recovery of mineral property costs as it represents a partial sale of the mineral property interest.  This treatment is consistent with the previous payments by the royalty holder.  The royalty agreement as amended provides the royalty holder with rights akin to ownership of an undivided interest in the Pebble Project.  Accordingly, no gain or loss has been recognized.

3.	Plant and Equipment include Right-of-Use Assets (“ROU Assets”)

ROU Assets, which relate to the use of office space, office equipment and yard storage are included under plant and equipment. The following comprises ROU Assets:

Six months ended June 30, 2025	Land and Buildings	Equipment	Total
Cost
Beginning and ending balance	$1,185	$48	$1,233

Accumulated depreciation
Beginning balance	(620)	(39)	(659)
Depreciation charge for the period [4]	(83)	(3)	(86)
Ending balance	(703)	(42)	(745)

Foreign currency translation difference
Beginning balance	38	(2)	36
Movement for the period	(30)	–	(30)
Ending balance	8	(2)	6

Net carrying value – December 31, 2024	$603	$7	$610
Net carrying value – June 30, 2025	$490	$4	$494

4.	Depreciation

For the three months ended June 30, 2025, total depreciation was $42 (2024 – $39) of which ROU Asset depreciation was $42 (2024 – $39). For the six months ended June 30, 2025, total depreciation was $86 (2024 – $80) of which ROU Asset depreciation was $86 (2024 – $77). ROU Asset depreciation of $27 (2024 – $26) and $55 (2024 - $52) for the three and six months ended June 30, 2025, respectively, is included in general and administrative expenses (note 10(b)). The remainder of the depreciation is included in exploration and evaluation expenses under site expenses.

4.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	June 30	December 31
	2025	2024
Sales tax receivable	$63	$49
Interest, refundable deposits, and other receivables	50	103
Prepaid expenses [1]	969	1,756
Total	$1,082	$1,908

Notes to table:

1.	Includes prepaid insurance, which is amortized over the insurance term.

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

5.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and Cash Equivalents

The Group’s cash and cash equivalents at June 30, 2025 and December 31, 2024, consisted of cash on hand and was invested in business and savings accounts.

(b)	Restricted Cash

The Group has cash deposited with a United States financial institution that has been pledged as collateral to the surety provider for a US$2,000 surety bond that was placed with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities on the Pebble Project. The cash deposit will be released once any required reclamation work has been performed and assessed by the Alaskan regulatory authorities. The cash is invested in a money market fund. For the three and six months ended June 30, 2025, the Group earned income of $10 (2024 – $11) and $18 (2024 - $22) respectively, which was re-invested .

6.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At June 30, 2025, and December 31, 2024, authorized share capital consisted of an unlimited number of common shares ("Shares") with no par value, of which 541,302,081 (December 31, 2024 – 537,791,881) Shares were issued and fully paid.

(b)	Options not Issued under the Group’s Incentive Plan and Warrants

Continuity	Number of options [1]	Number of Warrants [2]	Weighted average exercise price ($/option)
Balance December 31, 2023	37,600	8,555,000	0.45
Exercised	(37,600)	–	0.29
Balance December 31, 2024	–	8,555,000	0.45
	–	(1,837,500)	0.45
Balance June 30, 2025	–	6,717,500	0.45

Notes to the table:

1.	The options were issued in exchange for the outstanding options in Cannon Point Resources Ltd. on the acquisition of the company in October 2015.

2.	The Warrants were issued pursuant to the unit private placement in December 2023. They have a remaining life of 0.46 (December 31, 2024 – 0.95) years as they expire on December 14, 2025.

Page | 12

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(c)	Share Purchase Option Compensation Plan

The following reconciles the issued and outstanding options for the six months ended June 30, 2025 and year ended December 31, 2024:

Continuity of options	Number of options	Weighted average exercise price ($/option)
Balance December 31, 2023	24,318,500	1.00
Exercised	(30,000)	0.41
Expired	(6,368,500)	0.99
Balance December 31, 2024	17,920,000	1.01
Exercised	(1,672,700)	0.46
Balance June 30, 2025	16,247,300	1.06

For the three and six months ended June 30, 2025 and 2024, the Group did not recognize share-based compensation ("SBC") for options in the Statement of Comprehensive Loss as all options granted were fully vested in 2023.

Details of options exercised during the six months ended June 30, 2025 (2024 – Nil) were as follows:

Period	Number of options	Weighted average exercise price ($/option)	Weighted average market share price on exercise ($/option)
January 2025	110,000	0.41	0.97
February 2025	241,000	0.41	1.00
March 2025	313,700	0.41	1.19
April 2025	144,000	0.41	1.57
May 2025	74,000	0.41	1.43
June 2025	790,000	0.51	1.83
	1,672,700	0.46	1.49

The following table summarizes information on the remaining outstanding options as at the following dates:

	June 30, 2025			December 31, 2024
Exercise price ($)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)	Number of options outstanding	Number of options exercisable	Weighted Average Remaining contractual life (years)
0.41	9,602,300	9,602,300	2.13	11,224,000	11,224,000	2.63
2.01	6,645,000	6,645,000	0.05	6,696,000	6,696,000	0.55
Total	16,247,300	16,247,300		17,920,000	17,920,000

The weighted average contractual life for options outstanding, which are all exercisable, is 1.28 (December 31, 2024 – 1.85) years per option.

Page | 13

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(d)	Deferred Share Units ("DSUs")

The following reconciles DSUs outstanding for the six months ended June 30, 2025, and year ended December 31, 2024:

Continuity of DSUs	Number of DSUs	Weighted average fair value ($/DSU)
Balance December 31, 2023	470,347	0.59
Granted	32,475	0.38
Balance June 30, 2024	502,822	0.58
Granted	33,574	0.44
Balance December 31, 2024	536,396	0.57
Granted	21,898	1.12
Balance June 30, 2025	558,294	0.59

For the three and six months ended June 30, 2025, the Group recognized SBC of $17 (2024 – $7) and $25 (2024 - $12) for DSU grants in the Statement of Comprehensive Loss, based on the aggregate market value of Shares on grant date, with a corresponding increase in the equity-settled share payment reserve in equity.

(e)	Restricted Share Units (“RSUs”)

In February 2025, the Group granted a total of 1,170,000 RSUs to its executive directors, namely the Board Chair, Chief Executive Officer, Chief Financial Officer, as well as to senior management with a vesting term of two years from the date of grant. The Group has determined that this grant should be accounted for as cash-settled given that a previous grant was settled in cash. For the three and six months ended June 30, 2025, the Group recognized $286 and $413 as share-based compensation with a corresponding increase in a RSU liability for this grant based on the TSX closing price of Shares as of the reporting date.

At the end of each reporting period, until the RSU liability is settled, the RSU liability’s fair value is remeasured based on the TSX closing price multiplied by the number of RSUs and amortized over the vesting period of the RSUs, with any change in in fair value charged to share-based compensation.

(f)	Foreign Currency Translation Reserve

Continuity
Balance December 31, 2023	$35,233
Gain on translation of foreign subsidiaries	4,022
Balance June 30, 2024	39,255
Gain on translation of foreign subsidiaries	5,990
Balance December 31, 2024	45,245
Loss on translation of foreign subsidiaries	(6,558)
Balance June 30, 2025	$38,687

The foreign currency translation reserve represents accumulated exchange differences arising on the translation of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency into the Group’s presentation currency, the Canadian dollar.

Page | 14

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

7.	CONVERTIBLE NOTES LIABILITY AND DERIVATIVE ON CONVERTIBLE NOTES

In December 2023, pursuant to an investment agreement, an investor, Kopernik Global Investors, LLC, on behalf of its clients (collectively the "Investor"), purchased convertible notes having an aggregate principal amount of US$15,000 (the "Notes").  The Notes have a term of 10 years from the date of issuance of December 18, 2023, and bear interest at a rate of 2.0% per annum, payable in cash semi-annually in arrears on December 31 and June 30 of each year.  Accordingly, interest payments have been made on June 30, 2024, December 31, 2024 and June 30, 2025.  The principal amount of the Notes is convertible at any time at the option of the Investor at a per share conversion price of US$0.3557 (the "Conversion Price"), subject to adjustment in certain circumstances (i.e., including a change of control).  If the Group proceeds with an equity financing in the future, the terms of the Notes require that the Group redeem the Notes at 150% of the principal amount of the Notes, in cash or convert at the Conversion Price (the "financing redemption option"), at the election of the Investor, and pay any accrued but unpaid interest in cash.  This financing is subject to customary exclusions for non-financing issuances of the Group’s equity securities.  In addition, the Notes include change of control provisions under which (i) the Investor may elect to convert the Notes concurrent with a change of control transaction at the lower of the fixed Conversion Price and the price per common share implied by the change of control transaction, and (ii) if the Investor does not elect to convert, the Group will be required to offer to repurchase the Notes at 101% of the principal amount ( the "CoC option"), plus accrued but unpaid interest.

As the amount of the Notes to be settled is a fixed US Dollar amount which when converted back to the Group’s functional currency results in a variable amount of cash (i.e., a variable carrying amount for the financial liability resulting from changes in the USD/CAD exchange rate), the fixed-for-fixed criterion for equity classification is not met.  The conversion option, financing redemption option and the CoC option are derivative liabilities, with their value dependent on the USD/CAD exchange rate and so are embedded derivatives.  The Notes as a result include a debt host, which is accounted for at amortised cost, and the embedded derivatives, which are separated from the debt host and accounted for at fair value with changes in fair value recorded in the Condensed Consolidated Interim Statement of Comprehensive Loss.

Transaction costs of $196 were incurred on the issue of the Notes of which $22 was allocated to the debt host with the balance recorded in the Consolidated Statement of Comprehensive Loss in the Consolidated Financial Statements for the year ended December 31, 2023.

As the conversion feature may be exercised by the Investor at any time, the Group does not have the right to defer its settlement for at least twelve months.  Accordingly, the convertible notes liability and derivative on convertible notes are classified as current liabilities in the Condensed Consolidated Interim Statement of Financial Position.

Convertible notes liability

The debt host has been accounted for at amortised cost with a 30.1% effective interest rate.  The following reconcile movements at the reported dates:

Continuity	June 30	December 31
	2025	2024
Beginning balance	$2,750	$2,197
Interest accretion	428	758
Interest paid and payable	(210)	(411)
Exchange difference	(155)	206
Ending balance	$2,813	$2,750

Page | 15

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

Derivative on convertible notes

The following reconcile movements at the reported dates:

Continuity	June 30	December 31
	2025	2024
Beginning balance	$35,305	$16,687
Loss on change in fair value	41,603	18,618
Ending balance	$76,908	$35,305

The fair value of the conversion option was estimated using the Binomial Option Pricing Model with formulae based on the Cox-Ross-Rubenstein approach, with consideration to the intrinsic value, with the following inputs and assumptions:

Input/Assumption	June 30	December 31
	2025	2024
Share price on valuation date	US$1.340	US$0.582
Volatility	94.2272%	95.3360%
Strike price on conversion	US$0.3557	US$0.3557
Time to expiration	3,093 days	3,274 days
Risk free interest rate	4.174%	4.447%
Dividend Yield	Nil%	Nil%

For the financing redemption and CoC options, the Group estimated the discounted cash flow ("DCF") value of the options assuming the events that trigger these options occur mid-point between the Notes issuance and maturity.  The Group has estimated a 10% probability for the occurrence of each of the financing redemption and the CoC options with an 80% probability of conversion at the Conversion Price.

At June 30, 2025 and December 31, 2024, the Group determined from the DCF analysis that there was no additional value provided by the redemption and CoC options over and above the conversion option.  The estimated fair value of the conversion option, which was deep in the money at June 30, 2025 and December 31, 2024, was determined using intrinsic value and was estimated at US$56,508 ($76,908) (December 31, 2024 – US$24,543 ($35,305)).

For the three and six months ended June 30, 2025, the Group has recorded a loss in the change in fair value of $7,127 (2024 – gain of $223) and $41,603 (2024 – $145) respectively for the embedded derivative.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties are as follows:

	June 30	December 31
Payables to related parties	2025	2024
Key management personnel ("KMP") (a)	$52	$48
HDSI (b)	183	219
RSU Liabilities (note 6(e))	413	–
Total	$648	$267

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation.  Details between the Group and other related parties are disclosed below.

Page | 16

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(a)	Transactions and Balances with Key Management Personnel

The aggregate value of transactions with KMP, which are the Group’s directors and the Chief Executive Officer ("CEO") and senior management: the Chief Financial Officer ("CFO"), Group Secretary and General Counsel, Executive Vice President ("EVP"), Environment and Sustainability, EVP, Corporate Development, Vice President ("VP"), Investor Relations, VP, Engineering, and the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor, was as follows for the three and six months ended June 30, 2025 and 2024:

	Three months		Six months
Transaction	2025	2024	2025	2024
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$510	$505	$1,050	$972
Amounts paid and payable to KMP [2]	510	498	1,039	1,035
	1,020	1,003	2,089	2,007
Share-based compensation [3]	303	7	438	12
Total compensation	$1,323	$1,010	$2,527	$2,019

Notes to table:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in note 2 below, are employed by the Group through HDSI (refer (b) below).

2.

Represents short-term employee benefits, including cash director’s fees paid to the Group’s independent directors, and salaries paid and payable to the Pebble Partnership’s CEO, VP, Public Affairs and Senior Permitting Advisor.

3.	SBC relates to DSUs and RSUs granted during the respective periods (notes 6(d)-(e)).

During the six months ended June 30, 2025, 226,000 (2024 – Nil) options were exercised by KMP with a weighted average exercise price of $0.77 and a weighted average market price on exercise of $1.47 for proceeds to the Group of $174.

Subsequent to June 30, 2025, of the total options exercised (note 15(a)), 1,810,000 options were exercised by KMP with a weighted average exercise price of $1.74 for proceeds to the Group of $3,158.

(b)	Transactions and Balances with other Related Parties

HDSI is a private company that provides geological, engineering, environmental, corporate development, financial, administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement.  The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services.  HDSI also incurs third party costs on behalf of the Group, which are reimbursed by the Group at cost.  Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

Page | 17

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

For the three and six months ended June 30, 2025, and 2024, transactions with HDSI were as follows:

	Three months		Six months
Transactions	2025	2024	2025	2024
Services rendered by HDSI:
Technical [1]
Engineering	$68	$46	$139	$100
Environmental	15	–	47	9
Other technical services	11	2	24	6
	94	48	210	115
General and administrative
Management, consulting, corporate communications, secretarial, financial and administration	616	618	1,323	1,250
Shareholder communication	146	149	292	305
	762	767	1,615	1,555

Total for services rendered	856	815	1,825	1,670

Reimbursement (refund) of third-party expenses
Conferences and travel	111	24	171	130
Insurance	–	2	74	74
Office supplies and information technology [2]	128	126	303	320
Total reimbursed	239	152	548	524

Total	$1,095	$967	$2,373	$2,194

Notes to table:

1.	Included in exploration and evaluation expenses.

2.

Includes payments made for the use of offices and shared space for the three and six months of $49 (2024 – $49) and $97 (2024 – $97). The Group signed an office use agreement effective May 1, 2021, for a five-year term ending April 29, 2026. As of June 30, 2025, the remaining undiscounted commitment was $88 (note 14(d)).

Page | 18

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

9.	TRADE AND OTHER PAYABLES

	June 30	December 31
Current liabilities	2025	2024
Falling due within the year
Trade	$1,621	$917
Lease liabilities [1]	164	176
Total	$1,785	$1,093

	June 30	December 31
Non-current liabilities	2025	2024
Lease liabilities [1]	$441	$548
Total	$441	$548

Notes to tables:

1.

Lease liabilities relate to leases of offices, office equipment and for yard storage, which have remaining lease terms of 9 to 59 months and interest rates of 9.5% – 14% over the term of the leases. During the three and six months ended June 30, 2025, the Group recognized interest expense on lease liabilities of $18 (2024 – $14) and $38 (2024 - $25) respectively.

The following summarizes lease liabilities for the reporting periods indicated:

	June 30	December 31
Lease liabilities	2025	2024
Beginning balance	$724	$464
Interest expense	38	65
Lease payments	(121)	(211)
Lease recognition	–	52
Modification of lease term	–	305
Foreign currency translation difference	(36)	49
Ending balance	605	724

Current portion	164	176
Non-current portion	441	548
Total	$605	$724

The following table provides the schedule of undiscounted lease liabilities as of June 30, 2025:

Period payable		Total
Less than one year		$223
One to three years		339
Three to five years		173
Total undiscounted lease liabilities		$735

The Group had no short-term lease commitments for the three and six months ended June 30, 2025 and 2024.

Page | 19

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

10.	EXPLORATION AND EVALUATION, GENERAL AND ADMINISTRATIVE, LEGAL ACCOUNTING AND AUDIT EXPENSES

(a)	Exploration and Evaluation Expenses ("E&E")

For the three and six months ended June 30, 2025, and 2024, E&E consisted of the following:

E&E	Three months		Six months
	2025	2024	2025	2024
Engineering	$56	$52	$1,078	$984
Environmental	111	118	238	221
Property fees	2	1	2	1
Site activities	452	361	609	595
Socio-economic	599	369	1,291	834
Transportation	33	–	33	10
Other activities and travel	8	8	43	27
Total	$1,261	$909	$3,294	$2,672

(b)	General and Administrative Expenses ("G&A")

For the three and six months ended June 30, 2025, and 2024, G&A consisted of the following:

G&A	Three months		Six months
	2025	2024	2025	2024
Conference and travel	$281	$50	$587	$359
Consulting	165	128	364	255
Depreciation of right-of-use assets	27	26	55	52
Insurance	503	710	993	1,363
Office costs, including information technology	176	184	371	389
Management and administration	903	847	1,825	1,741
Shareholder communication	348	375	563	589
Trust and filing	66	17	311	200
Total	$2,469	$2,337	$5,069	$4,948

(c)	Legal, Accounting and Audit Expenses

For the three and six months ended June 30, 2025, and 2024, the following table provides further details:

	Three months		Six months
	2025	2024	2025	2024
Legal fees	$259	$745	$1,156	$1,516
Insurance recoveries of legal fees	–	(86)	–	(86)
Accounting fees	102	51	102	97
Fees for audit and quarterly reviews	136	6	243	123
Total	$497	$716	$1,501	$1,650

Page | 20

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

11.	EMPLOYMENT COSTS

For the three and six months ended June 30, 2025, and 2024, the Group recorded the following:

	Three months		Six months
	2025	2024	2025	2024
Exploration and evaluation
Salaries and benefits	$400	$365	$796	$730
Amounts paid for services by HDSI personnel (note 8(b))	94	48	210	115
	494	413	1,006	845
General and administrative
Salaries and benefits	359	347	735	711
Amounts paid for services by HDSI personnel (note 8(b))	624	628	1,268	1,285
	983	975	2,003	1,996

Share-based payments	303	7	438	12
	$1,780	$1,395	$3,447	$2,853

12.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share for the three and six months ended June 30, 2025 and 2024 was based on the following:

	Three months		Six months
	2025	2024	2025	2024
Loss attributable to shareholders	$11,934	$3,658	$52,308	$8,986
Weighted average number of shares outstanding (000s)	539,210	537,724	538,694	537,964

For the three and six months ended June 30, 2025, and 2024, basic and diluted loss per share does not include the effect of employee share purchase options outstanding (2025 –16,247,300, 2024 – 24,318,500), non-employee share purchase options (2025 – nil, 2024 – 37,600), warrants (2025– 6,717,500, 2024 – 8,555,000) and DSUs (2025 – 558,294, 2024 – 502,822) as they were anti-dilutive.

13.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument-related risks.  The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.  The type of risk exposure and the way in which such exposure is managed is as follows:

Page | 21

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if a counterparty to a financial instrument fails to meet its contractual obligations.  The Group’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, restricted cash and amounts receivable.  The Group limits the exposure to credit risk by only investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, in government treasury bills, low risk corporate bonds and money market funds which are available on demand by the Group when required.  Amounts receivable in the table below exclude receivable balances with government agencies (note 4).  The Group’s maximum exposure was as follows:

	June 30	December 31
Exposure	2025	2024
Interest, refundable deposits, and other receivables	$50	$103
Restricted cash	949	984
Cash and cash equivalents	25,162	16,142
Total exposure	$26,161	$17,229

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due.  The Group ensures, as far as reasonably possible, it will have sufficient capital to meet short-to-medium-term business requirements, after considering cash flows from operations and the Group’s holdings of cash and cash equivalents and any restricted cash which has not been pledged as collateral.  The Group, however, has stated in Note 1 that there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern as there is no certainty that funds can be raised when needed, even though it has been successful in the past.  The Group’s cash and cash equivalents at the reporting date were invested in business and savings accounts (note 5(a)).

The Group’s financial liabilities are comprised of current trade and other payables (note 9), payables to related parties (note 8), which are due for payment within 12 months from the reporting date, and non-current trade payables, which are due for payment more than 12 months from the reporting date.  The convertible notes are convertible into common shares at a fixed conversion price at any time at the option of the Investor until December 18, 2033 (note 7).  The carrying amounts of the Group’s financial liabilities represent the Group’s contractual obligations.

(c)	Foreign Exchange Risk

The Group is subject to both currency transaction risk and currency translation risk: the Pebble Partnership, Pebble Services Inc. and U5 Resources Inc. have the US dollar as functional currency, and certain of the Group’s corporate expenses are incurred in US dollars.  The operating results and financial position of the Group are reported in Canadian dollars in these Financial Statements.  As a result, the fluctuation of the US dollar in relation to the Canadian dollar will have an impact upon the losses incurred by the Group as well as the value of the Group’s assets and the amount of shareholders’ equity.  The Group has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Page | 22

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The exposure of the Group's US dollar-denominated financial assets and liabilities to foreign exchange risk was as follows:

	June 30	December 31
	2025	2024
Financial assets:
Amounts receivable	$238	$178
Cash and cash equivalents and restricted cash	24,817	16,094
	25,055	16,272
Financial liabilities:
Non-current trade payables	(441)	(548)
Convertible notes liability and derivative on convertible notes	(79,721)	(38,055)
Current trade and other payables	(1,244)	(915)
Payables to related parties	(80)	(222)
	(81,486)	(39,740)
Net financial liabilities exposed to foreign currency risk	$(56,431)	$(23,468)

Based on the above net exposures and assuming all other variables remain constant, a 10% change in the value of the Canadian dollar relative to the US dollar would at the reported period result in a gain or loss of $5,643 (December 31, 2024 – $2,347).  This sensitivity analysis includes only outstanding foreign currency denominated monetary items.

(d)	Interest Rate Risk

The Group is subject to interest rate cash flow risk with respect to its investments in cash and cash equivalents.  The Group’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents or short-term low risk investments to maintain liquidity, while achieving a satisfactory return for shareholders.  Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming all other variables remain constant; a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in a decrease or increase in loss of $69 (2024 – $74).

(e)	Capital Management

The Group's policy is to maintain a strong capital base to maintain investor and creditor confidence and to sustain future development of the business.  The capital structure of the Group consists of equity, comprising share capital and reserves, net of accumulated deficit.  There were no changes in the Group's approach to capital management during the period.  The Group is not subject to any externally imposed capital requirements.

(f)	Fair Value

The fair value of the Group’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values.  The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Page | 23

Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

The Group has categorized the fair value measurement of the derivative on the convertible notes within Level 2 of the hierarchy as it is exposed to market risk; it employs the quoted market price of the Group’s shares, and foreign exchange rates.

14.	COMMITMENTS AND CONTINGENCIES

(a)	Legal Proceedings

Grand Jury Subpoena

On February 5, 2021, the Group announced that the Pebble Partnership and Tom Collier, its former CEO, had each been served with a subpoena issued by the United States Attorney’s Office for the District of Alaska to produce documents in connection with a grand jury investigation. The Group is not aware of any civil or criminal charges having been filed against any entity or individual in this matter. There has not been any recent activity relating to this matter.

The Group also self-reported this matter to the US Securities and Exchange Commission ("SEC") and responded to a related inquiry being conducted by the enforcement staff of the SEC’s San Francisco Regional Office. On August 3, 2023, the SEC notified the Group that the SEC had terminated its investigation, which did not result in an enforcement action.

Indemnification Obligations

The Group is subject to certain indemnification obligations to both present and former officers and directors, including the Pebble Partnership’s former CEO, in respect to the legal proceedings described above. These indemnification obligations will be subject to limitations prescribed by law and the articles of the Company and may also be subject to contractual limitations.

(b)	Pipeline Right-of-Way Bond Commitment

The Group has a bond of US$300 with the Alaskan regulatory authorities for a performance guarantee related to any potential reclamation liability as a condition for a pipeline right-of-way to a subsidiary of the Pebble Partnership, the Pebble Pipeline Corporation. The Group is liable to the surety provider for any funds drawn by the Alaskan regulatory authorities.

(c)	Pebble Performance Dividend Commitment

The Group has a future commitment beginning at the outset of project construction at the Pebble Project to distribute cash generated from a 3% net profits royalty interest in the Pebble Project to adult residents of Bristol Bay villages that have subscribed as participants, with a guaranteed minimum aggregate annual payment of US$3,000 each year the Pebble mine operates.

(d)	Office Use Commitment

The Group has an office use agreement with HDSI ending April 29, 2026 (note 8(b)). The commitment is a flow through cost at market rates. On June 30, 2025, the remaining undiscounted commitment was $88, and is summarized as follows:

Total
Less than one year	$88
One to three years	–
Total	$88

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Northern Dynasty Minerals Ltd.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2025, and 2024

(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, and except per equity unit)

(e)	Contingent Legal Fees Payable

The Group has legal fees totaling US$635 payable to certain legal counsel on completion of a transaction that secures a partner for the Pebble Partnership.

15.	EVENTS AFTER THE REPORTING PERIOD

(a)	Options and Warrants Exercised

The Group received proceeds of $7,525 from the exercise of 4,117,000 options at an average exercise price of $1.79 per option and 325,000 warrants at an exercise price of $0.45 per warrant (notes 6(b) and 6(c)).

(b)	Shares Issued on Conversion of Convertible Notes

In July 2025, the Investor exercised its conversion option on US$2,136 of the principal amount of the Notes (note 7), resulting in the issuance of 6,005,060 Shares by the Group. With this conversion, the outstanding principal amount of the Notes is US$12,864.

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